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                                                                     Exhibit 4.5

                              COLLECTION AGREEMENT

THIS AGREEMENT (the "Agreement") is made and entered into as of the 1st day of September, 2005, by and between FIRST NATIONAL BANK OF OMAHA, Bankcard Recovery, referred to hereafter as "FNBO" and PLATINUM RECOVERY SOLUTIONS INC., referred to hereafter as "PRS" or "Agency".

WHEREAS, FNBO has unpaid accounts requiring collections and Agency is a collection agency licensed to collect in any state where it attempts collection, follows all state and federal statutes and law, and is desirous of collecting accounts placed by FNBO.

WHEREAS, Agency will use its best efforts to collect accounts referred by FNBO, and shall employ lawful means and procedures for which the Agency will be held responsible, and in its discretion it believes will best effect the collection of the accounts.

WHEREAS, this Agreement is intended to replace and supersede any prior agreements or contracts concerning the same.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements contained herein the adequacy of which is acknowledged, the parties agree as follows:

1. FILE MANAGEMENT

CCCS Payments - CCCS payments will be allowed as long as FNBO does not pay any fee to the CCCS agency.

2. COLLECTION EFFORT

     ACTIVATION

Initial Demand Letter - The initial Request for Payment/Validation letter must be sent to the debtor within three working (3) days from the receipt of the account.

Collector Activation - The first phone call to the debtor normally should be placed within fifteen (15) days. If no answer, a call must be placed at the business phone and/or an evening and Saturday/Sunday call must be placed within seven (7) days. The collector must work the account therafter at least once every seven (7) days.

Busy Signal - If a busy signal is received, the collector must call back later in the day.

No Phone - If no good telephone number is available, the collector should utilize a form of directory assistance.

Skip Tracing - If directory assistance attempt fails, the account must be reviewed for skip tracing within the first 30 (30) days of placement as return mail from the first notice will be monitored, or when it is determined that the account is a skip. This applies to other skip tracing tools such as, but not limited to, Fast Data, Nearbys, Post Office, Voter registration, Libraries, etc.

Credit Bureau Reports - If the debtor cannot be located, a Credit Bureau maybe considered as an additional tool for location information.

Managers or Supervisor's Review - A portion of the accounts must be reviewed by the manager or supervisor regularly. Comments relative to any inadequacies must be detailed with


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suggestions for improvement and direction. Copies of findings and corrective action should be maintained on file for subsequent review in the audit process by FNBO.

     PROMISE TO PAY

Arrangements - Payment arrangements cannot extend beyond eighteen (18) months, unless approved by FNBO.

PPA Status - An account can only be placed into a PPA file if a payment is received from the promised payment arrangements. Once in the PPA status, the account will be removed if sixty-five (65) days lapse between payments.

Broken Promise Follow-Up - Broken promise must be followed up on within three
(3) days of the missed payment.

Upgrade Payments - The collector must attempt to upgrade the payment amount if the plan is longer than twelve months. The attempt must be within the first four
(4) months measured from the first payment date and once every three months thereafter.

     SETTLEMENTS

Settlement Amount - Agency has the authority to settle account at its own discretion, provided at month end the aggregate amount of all settlements approved and remitted to FNBO is no lower than 40% on Regular Collection Accounts. Payment in full accounts do not constitute a settlement and will not be allowed to count toward the 40% aggregate. Agency will submit an aggregate settlement report monthly.

     LEGAL ACTIVITY

Approval - All suits must be approved by FNBO.

Legal Placement - Suit requests should be placed with the forwarding attorney in five business (5) days and suit should normally be filed within 60 (60) days from the receipt of the account by the attorney in the debtors area.

Legal Fees - First National Bank of Omaha is responsible for all fees and costs associated with the collection of accounts authorized for suit action. Upon recovery of advanced legal costs and fees PRS will remit such recovery by check on a monthly basis for all recovered costs received by PRS the previous month.

Legal Cancel and Return Policy - The Agency may keep legal accounts more than the 360 days provided they review the account for possible executable assets (bank accounts or wages) at least quarterly. FNBO reserves the right at any time to recall any account where judgment has been obtained and the account is deemed not collectible.

Updates - A written status report reflecting the current classification of the legal category must be submitted no less than every ninety (90) days.

3. FEE ARRANGEMENT

Remits - Unless otherwise required by FNBO, the Agency may retain its commissions described below and remit net collections.

Regular Collection Account - 30% of the payments received will be the fee.

Legal Accounts - Accounts approved as legal will receive 40% of the payments as the fee.


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Direct Pays - Any payment received by FNBO within five (5) days of placement with the Agency will not be eligible for fees. Placement date will be determined by FNBO. All direct pays after the five (5) days will be entitled to commission.

4. REMITTANCE CONTROL

Posting Payments - Payments must be remitted to FNBO within thirty (30) days of receipt by the Agency.

Remitting Payments - The Agency will remit to FNBO weekly that portion of each collection due FNBO.

NSF Recollect - Attempts to recollect NSF items usually should occur within one
(1) day after receipt of the returned item.

Inventory and Closure - The Agency will close all accounts that no payment has been received within 180 days of placement or last payment date, unless approval to maintain the account is received from FNBO. The closure report will list specifically the reason for the close (i.e., bankruptcy, skip, disputed, PIF or SIF). All closing due to bankruptcy must include the bankruptcy case number, if available the court where the case was filed and the filing date. All closing due to deceased would normally include a death certificate and/or a date of birth.

Inventory Report - The Agency must provide a complete inventory of FNBO accounts upon request.

5. COMPLIANCE

The Agency shall comply with all Federal, State and local laws, including, but not limited to, the Fair Debt Collection Practices Act, applicable privacy statutes and regulations, and all other applicable statutory and regulatory authority. The Agency will refrain from any practices which may reflect adversely upon FNBO's reputation, or the reputation of any affiliate. The Agency's collections activity shall be courteous, dignified, and business-like.

The Agency agrees to disclose to FNBO any pending, past, or future legal actions brought against it for violations of either the Fair Debt Collection Practices Act, or any state consumer protection or consumer credit collection laws or regulations only on accounts placed by FNBO with PRS. This disclosure should include, at a minimum, the case name, court in which it was filed, alleged violations of either Federal or State consumer protection statutes or regulations claimed to have occurred, and resolution of the case. In the course of performance of this Agreement, the Agency shall also notify FNBO within 48 hours of any lawsuit initiated against it for violation of either Federal or State consumer protection or consumer credit collection statutes or regulations on accounts placed by FNBO or where a class action for a FDCPA violation has been filed...

6. INDEMNIFICATION AND INSURANCE

Hold Harmless - The Agency shall indemnify and hold FNBO harmless from any and all suits, claims, actions, liabilities, settlements, losses, damages, costs, attorney fees, and any other expenses, arising from or relating to actions by the Agency, its employees, agents, officers, or directors.

The Agency also agrees to defend, indemnify, and hold harmless FNBO from and against any and all claims, actions, losses, or expenses, including attorney's fees incurred by FNBO as a


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result of the Agency's actions, inactions, or alleged actions with respect to any account to include, but not be limited to, any alleged or actual violation of Federal, State, or local law or regulation or any negligent or unauthorized act of the Agency, its officers, employees, or agents, regardless of whether the Agency is ultimately found responsible or liable by any trier of fact.

Insurance - The Agency shall carry commercial general liability insurance with minimum limits of $1,000,000.00 per occurrence, $2,000,000.00 annual aggregate. The Agency shall also carry excess (umbrella) liability coverage of at least $1,000,000.00 per occurrence.

Evidence of Insurance - The Agency shall provide a certificate of insurance evidencing general liability, excess liability and surety coverage. The Agency shall provide a new certificate upon the renewal of each policy or bond. The Agency shall notify FNBO in writing within thirty (30) days of cancellation of coverage, material modification of coverage, reduction in coverage, or non-renewal of coverage.

7. NATURE OF RELATIONSHIP

Nothing contained in this Agreement shall be construed to create an agency or employment relationship between the Agency and FNBO, and the Agency and FNBO are, and shall remain, independent contractors.

8. TERM AND TERMINATION

Term - This Agreement shall continue in effect until it is terminated as hereinafter provided. Either party may terminate this Agreement by giving the other party thirty (30) day written notice. Upon termination of the Agreement, all accounts will be returned to FNBO, unless written authorization is received from FNBO to maintain any account.

Termination - If any provision of this Agreement is breached in any way, FNBO may terminate this contract and all monies held become due immediately and all accounts will be returned regardless of status. Additionally, if there has been an adverse change in the Agency's performance, financial status, integrity, behavior, or reputation, this Agreement will be terminated.

Determination of Performance - It is FNBO's sole opinion that will govern in a termination situation.

9. CONFIDENTIALITY

Confidentiality - The Agency agrees to comply with the terms of the Privacy Commitment attached hereto as Exhibit A and incorporated herein by this reference.

References - The Agency is strictly prohibited to use FNBO as a business reference, without prior written consent. Breach of this provision will terminate this contract.

10. AUDIT

On-Site Reviews - Upon reasonable advance notice to Agency, FNBO shall have the right to visit Agency's facilities and/or inspect Agency's books and reports to verify that Agency complies with this Agreement and performs in accordance with the standards set forth in this Agreement.

Reports - During the term of this Agreement, and after termination until all monies due FNBO are determined by FNBO to be paid in full, Agency agrees to provide FNBO with any available reports which FNBO requests.


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11. JURISDICTION

Choice of Jurisdiction - It is the specific intent of the Agency and FNBO that this Agreement and the performance thereunder, and any and all suits or other proceedings brought directly or indirectly as a result hereof, be construed in accordance with and pursuant to the laws of Nebraska, and any acts or proceedings that may be brought, in connection with or by reason of this Agreement shall be brought in Douglas County District Court, Nebraska.


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IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized agents as of the date set forth above.

                                        FIRST NATIONAL BANK OF OMAHA


                                        By: /s/ Doug Baker
                                            ------------------------------------
                                        Name: Doug Baker
                                        Title: Recovery Officer


                                        PLATINUM RECOVERY SOLUTIONS INC.


                                        By: /s/ John A. Ostrowski
                                            ------------------------------------
                                        Name: JOHN A. OSTROWSKI
                                        Title: PRESIDENT


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